March 07, 2011

Jeff Jaramillo
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NW
Washington D.C.  20549

RE:           Oncologix Tech Inc.
P.O. Box 8832
Grand Rapids, MI  49518-8832

Dear Mr. Jaramillo:

We respond as follows to your letter of March 2, 2011.

Amendment to Form 10-K for Fiscal Year Ended August 31, 2010, filed February 17, 2011

Item 9A. Controls and Procedures, Page 18

1.           We have revised and amended our disclosures in our Annual Report on Form 10-K to include the information required by Items 308(a)(2) and 308(a)(3) of Regulation S-K.  The portion of our Annual Report that has been revised is attached to this letter as Exhibit 1.

Signatures, page 29

2.           We will amend this filing on Form 10-K for the Fiscal Year Ended August 31, 2010, as well as the filings on Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, May 31, 2010 and November 30, 2010 to include currently dates signatures.

Exhibit 31

3.           We have revised the certifications for the periods ended November 30, 2009, February 28, 2010 and May 31, 2010.  A copy of the revised certifications is attached hereto as Exhibit 2.  In addition, we have currently dated these certifications as well as the certifications in the amended August 31, 2010 10-K and November 30, 2010 10-Q. In future filings, we will revise our certifications to present them in the exact from as set forth in Item 601(b)(31) of Regulation S-K.

Amendment to Form 10-Q for the quarterly period ended November 30, 2010, filed February 17, 2011.

ITEM 4.  Controls and Procedures, page 25

We have updated this section and have submitted this portion as Exhibit 3 for the quarter ended November 30, 2010.  We will also update ITEM 4 in the quarterly filings ended November 30, 2009, February 28, 2010 and May 31, 2010.  We did conduct an evaluation of internal controls over financial reporting for all those periods and will properly disclose this fact in the amended filings.

In connection with your letter of March 2, 2011, we hereby make the following statements:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ONCOLOTGIX TECH, INC.

/s/ Anthony Silverman

Anthony Silverman, President

EXHIBIT 1

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining our disclosure controls and procedures. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of our disclosure controls and procedures as of August 31, 2010. In light of the material weakness set forth below, our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of that date. Notwithstanding the material weakness described below, our management performed additional analyses, reconciliations and other post-closing procedures and has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with generally accepted accounting principles in the United States.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of August 31, 2010 we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon this assessment, we determined that there are material weaknesses affecting our internal control over financial reporting.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has determined that we have the following material weaknesses in our internal control over financial reporting as of August 31, 2010:

●
We did not maintain a sufficient complement of personnel with the appropriate level of knowledge, experience and training to analyze, review and monitor the accounting of our financial transactions.   All accounting and financial transactions are currently recorded by our principal financial officer and sole employee.  As a result, the Company did not prepare adequate contemporaneous documentation that would provide a sufficient basis for an effective evaluation and review of those accounting and financial transactions. However, it is to be noted that during the period covered by this Report, we had no revenue producing operations or related expenses.  Our current expenses primarily include our principal financial officer’s wages, transfer agent fees, accounting fees, legal fees, insurance premiums and other expenses necessary to maintain our current status with our SEC filings.  We do not expect revenue producing operations to commence until such time as we are able to fulfill our plans to conduct business operations with IUTM (as initially described in our Current Report on Form 8-K filed on March 4, 2009) and/or to commence the "WatchMe" operation (as described in our Current Report on Form 8-K filed on February 11, 2011).   Both plans are, as previously reported, contingent on our ability to raise funds to finance the operations.

●
There is a lack of segregation of duties in preparation of the financial statements and other key financial transactions.  We currently rely heavily on our only employee, our principal financial officer, for almost every key financial duty and he has access to all of the Company’s financial information.  Such a lack of segregation of duties is typical in a company with limited resources.  Although the Company’s CEO and Board of Directors review the financial statements and would most likely discover any misappropriation of funds, this cannot be assured by the existing system.

●
In addition, we have a lack of a functioning Audit Committee as we only have one independent director is not considered a Financial Expert within the meaning of Section 407 of the Sarbanes-Oxley Act.  Currently, our Board of Directors acts as the Audit Committee.

Based on the above described material weaknesses, our management, including our CEO and CFO has concluded that we did not maintain effective internal control over financial reporting as of August 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

Our annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for smaller reporting companies from the internal control audit requirements of Section 404(b)of the Sarbanes-Oxley Act.

Implemented or Planned Remedial Actions in response to the Material Weaknesses

In response to the material weaknesses discussed above, we have implemented or plan to implement the following measures:

Our management believes the weaknesses identified above have not had a material effect on our financial results.  Our present management will continue to address our need for additional financial personnel and other independent members for our Board of Directors and identify an “expert” for the Audit Committee to advise other members as to accounting and reporting procedures.

We have written internal control policies in place to address the inadequate segregation of duties including a complete review of all cash receipts and cash disbursements by our principal executive officer on a monthly basis.

We will continue to strive to correct the above noted weaknesses in internal control once we have adequate funds to do so.  When funds become are available, we will be able to hire additional financial personnel.  Appointing additional independent members to our Board and finding of a financial expert to serve on our Audit Committee will improve the overall performance of Company’s controls over our financial reporting.  With the addition of other Board Members and staff, the segregation of duties issue will be addressed and will no longer be a concern to management.  We will continue to update our written policy manual outlining our control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the three months ended August 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

EXHIBIT 2
EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony Silverman certify that:

(1)	I have reviewed this Quarterly Report on Form 10-Q of Oncologix Tech, Inc.;

(2)
Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           __________________

By:           /s/ Anthony Silverman
Anthony Silverman
Chief Executive Officer and President

EXHIBIT 31.2
CERTIFICATION OF PRINCIPAL  FINANCIAL OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael A. Kramarz, certify that:

(1)	I have reviewed this Quarterly Report on Form 10-Q of Oncologix Tech, Inc.;

(2)
Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(c)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(d)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in ~~this~~ Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(6)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies  in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           _________________

By:           /s/ Michael A. Kramarz
Michael A. Kramarz
Chief Financial Officer

EXHIBIT 3.

ITEM 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, due to the material weaknesses disclosed in its Annual Report on Form 10-K for the year ended August 31, 2010 that remain unremediated, the Company’s disclosure controls and procedures were not effective as of November 30, 2010.  As a result of this conclusion, the financial statements for the periods covered by this report were prepared with particular attention to the material weaknesses previously disclosed.  Accordingly, management believes that the condensed consolidated financial statements included in the Quarterly Report present fairly, in all material respects, the Company’s financial condition, results of operations and cash flows as of and for the periods presented.

Evaluation of Internal Control Over Financial Reporting

As of November 30, 2010 we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon this assessment, we determined that there are material weaknesses affecting our internal control over financial reporting.

In performing the above-referenced assessment, our management identified the following material weaknesses:

●
We did not maintain a sufficient complement of personnel with the appropriate level of knowledge, experience and training to analyze, review and monitor the accounting of our financial transactions.   All accounting and financial transactions are currently recorded by our principal financial officer and sole employee.  As a result, the Company did not prepare adequate contemporaneous documentation that would provide a sufficient basis for an effective evaluation and review of those accounting and financial transactions. However, it is to be noted that during the period covered by this Report, we had no revenue producing operations or related expenses.  Our current expenses primarily include our principal financial officer’s wages, transfer agent fees, accounting fees, legal fees, insurance premiums and other expenses necessary to maintain our current status with our SEC filings.  We do not expect revenue producing operations to commence until such time as we are able to fulfill our plans to conduct business operations with IUTM (as initially described in our Current Report on Form 8-K filed on March 4, 2009) and/or to commence the "WatchMe" operation (as described in our Current Report on Form 8-K filed on February 11, 2011).   Both plans are, as previously reported, contingent on our ability to raise funds to finance the operations.

●
There is a lack of segregation of duties in preparation of the financial statements and other key financial transactions.  We currently rely heavily on our only employee, our principal financial officer, for almost every key financial duty and he has access to all of the Company’s financial information.  Such a lack of segregation of duties is typical in a company with limited resources.  Although the Company’s CEO and Board of Directors review the financial statements and would most likely discover any misappropriation of funds, this cannot be assured by the existing system.

●
In addition, we have a lack of a functioning Audit Committee as we only have one independent director is not considered a Financial Expert within the meaning of Section 407 of the Sarbanes-Oxley Act.  Currently, our Board of Directors acts as the Audit Committee.

Our management believes the weaknesses identified above have not had a material effect on our financial results.  Our present management will continue to address our need for additional financial personnel and other independent members for our Board of Directors and identify an “expert” for the Audit Committee to advise other members as to accounting and reporting procedures.

We have written internal control policies in place to address the inadequate segregation of duties including a complete review of all cash receipts and cash disbursements by our principal executive officer on a monthly basis.

We will continue to strive to correct the above noted weaknesses in internal control once we have adequate funds to do so.  When funds become are available, we will be able to hire additional financial personnel.  Appointing additional independent members to our Board and finding of a financial expert to serve on our Audit Committee will improve the overall performance of Company’s controls over our financial reporting.  With the addition of other Board Members and staff, the segregation of duties issue will be addressed and will no longer be a concern to management.  We will continue to update our written policy manual outlining our control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the three months ended November 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.